BROOKFIELD PROPERTIES CORPORATION
(incorporated under the laws of Canada)

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders of Brookfield Properties Corporation (the “Corporation”) will be held Wednesday, April 28, 2004 in New York City at the American Express Auditorium, Three World Financial Center, 200 Vesey Street, 26th Floor at 11:30 a.m. (E.S.T.) for the following purposes:

1.	to receive the annual report to shareholders, including the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2003, together with the report of the auditors thereon;

2.	to elect directors for the ensuing year;

3.	to consider and, if thought advisable, to pass a resolution authorizing an amendment to the Corporation’s share option plan increasing the number of common shares which may be issued under the share option plan;

4.	to appoint auditors and to authorize the directors to fix the remuneration to be paid to the auditors; and

5.	to transact such other business as may properly come before the meeting or any adjournment thereof.

The attached management proxy circular provides additional information relating to the matters to be dealt with at the meeting and is incorporated into and forms part of this Notice.

If you are unable to be present at the meeting, please exercise your right to vote by signing and returning the enclosed form of proxy in the envelope provided for that purpose to CIBC Mellon Trust Company, P.O. Box 12005, Station BRM B, Toronto, Ontario M7Y 2K5 (courier address Attention: Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9, or if delivered by facsimile at 416-368-2502), so as to arrive not later than the close of business on Monday, April 26, 2004 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting.

By Order of the Board of Directors

Toronto, Canada	Kathleen G. Kane
March 4, 2004	Senior Vice President and
General Counsel and Secretary

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

PART ONE:	Voting Information	1
PART TWO:	Business of the Meeting	3
	1. Annual Financial Statements	3
	2. Election of Directors	3
	3. Amendment to the Share Option Plan	8
	4. Appointment of Auditors	9
PART THREE:	Executive Compensation Report	10
PART FOUR:	Statement of Corporate Governance Practices	15
PART FIVE:	Other Information	21
SCHEDULE A:	Resolution Relating to an Amendment to the Share Option Plan	22

MANAGEMENT PROXY CIRCULAR

PART ONE – VOTING INFORMATION

SOLICITATION OF PROXIES

The information contained in this Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation of proxies to be used at the Annual and Special Meeting of Shareholders of Brookfield Properties Corporation (the “Corporation” or “Brookfield”) to be held on Wednesday, April 28, 2004 at 11:30 a.m. (E.S.T.) at the American Express Auditorium, Three World Financial Center, 200 Vesey Street, 26th Floor, New York, New York and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. All amounts in the Circular are expressed in U.S. dollars unless otherwise noted. It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally by officers or regular employees of the Corporation. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation and the total cost of solicitation will be borne by the Corporation. The information contained herein is given at March 4, 2004.

APPOINTMENT OF PROXIES

The persons named in the accompanying form of proxy are representatives of management and are directors and officers of the Corporation. Each shareholder has the right to appoint a person other than the persons named in the enclosed form of proxy, who need not be a shareholder of the Corporation, to represent the shareholder at the meeting or any adjournment thereof. Such right may be exercised by inserting such person’s name in the blank space provided in the form of proxy.

To be valid, proxies must be executed legibly by a registered shareholder and deposited with CIBC Mellon Trust Company, P.O. Box 12005, Station BRM B, Toronto, Ontario M7Y 2K5 (courier address: 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9; or if delivered by facsimile at 416-368-2502), not later than the close of business on Monday, April 26, 2004 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting.

NON-REGISTERED HOLDERS

Only registered holders of common shares and Class A Redeemable Voting preferred shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting. However, in many cases, common shares and Class A Redeemable Voting preferred shares of the Corporation beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

a)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

b)	in the name of a depositary (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the accompanying Notice, this Circular, the enclosed form of proxy and the Corporation’s 2003 annual report (which includes management’s discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2003) (collectively, the “meeting materials”) to the depositary and Intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

a)	Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on their behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the Internet. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on their behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder.

b)	Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not complete. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on their behalf), the Non-Registered Holder must complete the form of proxy and deposit it with the Secretary of the Corporation c/o CIBC Mellon Trust Company, P.O. Box 12005, Station BRM B, Toronto, Ontario M7Y 2K5 (courier address Attention: Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9, or if delivered by facsimile at 416-368-2502); as described above. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on their behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

REVOCATION

A registered shareholder who has given a proxy may revoke the proxy (a) by completing and signing a proxy bearing a later date and depositing it as described above; (b) by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting at which the proxy is to be used, or any adjournment thereof; or (ii) with the chairman of the meeting prior to the commencement of the meeting on the day of the meeting or any adjournment thereof; or (c) in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the meeting.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the direction of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

The enclosed form of proxy confers discretionary authority upon the management representatives designated therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the meeting. At the date hereof, the management of the Corporation knows of no such amendments, variations or other matters.

VOTING SHARES

At March 4, 2004, the Corporation had outstanding 156,150,182 common shares and 6,312,000 Class A Redeemable Voting preferred shares. Each holder of common shares and each holder of Class A Redeemable Voting preferred shares of record at the close of business on March 17, 2004, the record date established for the Notice of Meeting and for voting in respect to the Meeting, will be entitled to one vote in respect of each such share held by the shareholder on all matters to come before the meeting. For a description of the procedures to be followed by Non-Registered Holders to direct the voting of shares beneficially owned, see “Non-Registered Holders” on page 1 of this Circular.

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors and officers of the Corporation, the only person or corporation beneficially owning, directly or indirectly, or exercising control or direction over, voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation is Brascan Corporation (“Brascan”), which, directly and indirectly, owns 78,088,013 common shares and 6,126,957 Class A Redeemable Voting preferred shares, being 50% and 97%, respectively, of the outstanding shares of each such class. Brascan is an asset management company. Brascan is listed on the New York and Toronto stock exchanges. Messrs. Jack Cockwell and Bruce Flatt, directors of the Corporation, are also senior officers and directors of Brascan.

The Corporation is advised that Brascan’s major shareholder is Partners Limited (“Partners”). Partners and its shareholders collectively own, directly and indirectly, exercise control over, or have options and warrants to acquire approximately 30 million Class A Limited Voting shares, representing approximately 17% of the Class A Limited Voting shares of Brascan on a fully diluted basis, and 85,120 Class B Limited Voting shares representing 100% of the Class B Limited Voting shares of Brascan. These shareholdings include shares held through BNN Investments Ltd., a Toronto Stock Exchange listed investment company that owns 9.6 million Class A Limited Voting shares of Brascan. Messrs. Richard Clark and J.Bruce Flatt, who are directors and/or officers of the Corporation, together with 12 other shareholders of Partners, own common shares of BNN Investments Ltd. Partners is an investment holding company owned by 37 investors with no one shareholder holding more than a 15% effective interest. Messrs. Gordon Arnell, Richard Clark, Jack Cockwell, Bruce Flatt and John Zuccotti, who are directors and/or officers of the Corporation, are also shareholders of Partners.

PART TWO – BUSINESS OF THE MEETING

1. ANNUAL FINANCIAL STATEMENTS

The annual financial statements of the Corporation for the fiscal year ended December 31, 2003 are included in the Corporation’s 2003 Annual Report, which is being mailed to shareholders with this Circular. The annual report will be placed before the shareholders at the meeting.

2. ELECTION OF DIRECTORS

The articles of the Corporation provide that each shareholder entitled to vote in the election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the shareholder multiplied by the number of directors to be elected. The shareholder may cast all such votes in favour of one candidate or distribute such votes among the candidates in any manner the shareholder sees fit. Where the shareholder has voted for more than one candidate without specifying the distribution of the shareholder’s votes among such candidates, the shareholder will be deemed to have distributed the shareholder’s votes equally among the candidates for whom the shareholder voted.

On any ballot that may be called for in the election of directors, the management representatives designated in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled equally among the proposed nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the shares be otherwise voted or withheld from voting in the election of directors.

If a shareholder wishes to distribute the shareholder’s votes other than equally among the proposed nominees for whom the shareholder has directed the management representatives designated in the enclosed form of proxy to vote, the shareholder must do so personally at the meeting or by another proper form of proxy. Management anticipates that all of the proposed nominees will be able to serve as a director. If a proposed nominee is unable to serve as a director for any reason prior to the meeting, the management representatives designated in the enclosed form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other nominees at their discretion.

NOMINEES FOR DIRECTORS

The following table sets out the names of the persons proposed by management to be nominated for election as directors to hold office until the next annual meeting or until their successors are elected or appointed, all major positions and offices in the Corporation, the principal occupation or employment of each nominee, the year in which each nominee was first elected a director of the Corporation and the approximate number of shares of each class of shares (and other derivative securities) of the Corporation and its subsidiaries that each nominee has advised the Corporation, are beneficially owned, directly or indirectly, or subject to control or direction by that person at March 4, 2004.

GORDON E. ARNELL

Gordon E. Arnell has served as a director of the Corporation since January 1989. A resident of New York, New York, he has been Chairman of the Corporation and Chairman of the Board of Directors of the Corporation since October 1995. Mr. Arnell was President of the Corporation 1990-1995 and CEO 1990-2000. He has also previously held senior executive roles at Oxford Development Group Ltd. and Trizec Corporation Ltd.

45,125	Common Shares(1)
200,000	Options

WILLIAM T. CAHILL

William T. Cahill has served as a director of the Corporation since January 2000. A resident of Ridgefield, Connecticut, Mr. Cahill is Senior Credit Officer, Citibank Community Development and a director of Brookfield Financial Properties, Inc. He has held various positions including Managing Director at Citicorp Real Estate, Inc.; OREO 1996-2002 and Senior Asset Manager 1991-1996; Vice President and Senior Asset Manager, Mellon Real Estate Investment Advisors Inc. 1983-1991.

Member of the Audit Committee

3,000 622	Options Deferred Share Units

RICHARD B. CLARK

Richard B. Clark has served as a director of the Corporation since April 2002. A resident of New York, New York, Mr. Clark has been President and Chief Executive Officer of the Corporation since 2002. He was President and CEO of the Corporation’s U.S. operations 2000-2002; held senior management positions in U.S. operations for the Corporation and its predecessor companies including Chief Operating Officer, Executive Vice President and Director of Leasing.

149,212 Common Shares(1)
780,000 Options
161,245 Deferred Share Units

Notes:

(1)	Includes proportionate interest in shares held indirectly through Partners and BNN Investments Ltd. (see “Principal Holders of Voting Shares” on page 2 of this Circular).

JACK L. COCKWELL

Jack L. Cockwell has served as a director of the Corporation since February 1999. A resident of Toronto, Ontario, Mr. Cockwell is a director and Group Chairman of Brascan and a director of several of Brascan’s operating subsidiaries. Mr. Cockwell is also Chairman and CEO of Partners Limited, a director of Astral Media Inc., Chairman of the Board of Trustees of the Royal Ontario Museum and a director of the C.D. Howe Institute.

Chairman of the Human Resources and Compensation Committee

  2,352,786   Common Shares(1)

J. BRUCE FLATT

J. Bruce Flatt has served as a director of the Corporation since February 1996. A resident of Toronto, Ontario, Mr. Flatt is President and Chief Executive Officer and a director of Brascan and a director of several of Brascan’s operating subsidiaries. Mr. Flatt was previously President and CEO of the Corporation 2000-2001; President and Chief Operating Officer 1995-2000; and held other senior management positions at the Corporation since 1992.

1,745,320	Common Shares(1)
250,000	Options
31,582	Deferred Share Units

LANCE LIEBMAN

Lance Liebman has served as a director of the Corporation since April 2003. A resident of New York, New York, Mr. Liebman has been a Professor of Law at Columbia University since 1991, Director of the American Law Institute since 1999 and a director of Brookfield Financial Properties, Inc. since 1997. He was Dean, Columbia Law School 1991-1996; Professor, Harvard Law School 1970-1991; Assistant to NYC Mayor John V. Lindsay 1968-1970; Law Clerk to U.S. Supreme Court Justice Byron White 1967-1968.

Chairman of the Governance and Nominating Committee and Member of the Human Resources and Compensation Committee

200 622	Common Shares Deferred Share Units

Notes:

(1)	Includes proportionate interest in shares held indirectly through Partners and BNN Investments Ltd. (see “Principal Holders of Voting Shares” on page 2 of this Circular).

JOHN R. McCAIG

John R. McCaig has served as a director of the Corporation since February 1995. A resident of Calgary, Alberta, Mr. McCaig has been Chairman of Trimac Corporation, a provider of services in highway transportation of bulk commodities, since 1994. He is a director of Bantrel Inc. and Western Lakota Energy Services Inc. and Chairman Emeritus, Calgary Health Trust. Mr. McCaig was Chairman and CEO of Trimac Limited 1980-1994; President 1970-1980; President, Trimac Transportation Ltd. 1961-1969.

Lead Independent Director, Member of the Human Resources and Compensation Committee and Governance and Nominating Committee

5,335 9,000 834	Common Shares Options Deferred Share Units

PAUL D. MCFARLANE

Paul D. McFarlane has served as a director of the Corporation since April 1998. A resident of Mississauga, Ontario, Mr. McFarlane is a corporate director. He retired from CIBC in December 2002 after more than 40 years of service in numerous branch, regional and head office positions most recently as Senior Vice President, Special Loans, from 1994 until retirement.

Member of the Audit Committee and Human Resources and Compensation Committee

3,000	Options
627	Deferred Share Units

ALLAN S. OLSON

Allan S. Olson has served as a director of the Corporation since August 1995. A resident of Spruce Grove, Alberta, Mr. Olson has been President and CEO of First Industries Corporation, an investment and management company, since 1991. He is also a director of Ipsco Steel and Summit REIT and an Advisory Director to Carma Corporation. He was President and CEO of Churchill Corp. 1989-1990 and Banister Construction Group 1990-1991 and held various positions at Stuart Olson Construction including President and CEO 1965-1989.

Chairman of the Audit Committee and Member of the Governance and Nominating Committee

13,908 9,000 643	Common Shares Options Deferred Share Units

Notes:

(1)	Includes proportionate interest in shares held indirectly through Partners and BNN Investments Ltd. (see “Principal Holders of the Corporation’s Voting Shares” on page 2 of this Circular).

SAM POLLOCK, O.C.

Sam Pollock has served as a director of the Corporation since November 1978. A resident of Toronto, Ontario, Mr. Pollock is President of a Canadian investment company. He was Chairman of the Toronto Blue Jays 1995-2000; Chairman, John Labatt Ltd. 1991-1995; President, Carena Investments 1978-1991; Vice President and General Manager, Montreal Canadiens 1964-1978. Mr. Pollock is also a Member, Order of Canada and Order of Quebec, was inducted to the Hockey Hall of Fame and the Canadian Sports Hall of Fame and was named Great Montrealer in 1978.

Member of the Governance and Nominating Committee

414,543 9,000 802	Common Shares Options Deferred Share Units

WILLIAM C. WHEATON, PH.D.(2)

William C. Wheaton is a professor in MIT’s Department of Economics, and the current director of the MIT Center for Real Estate. A resident of Hamilton, Massachusetts, Mr. Wheaton is founder of MIT Center for Real Estate, 1992; founder and principal of Torto Wheaton Research and Co-author, “Urban Economics and the Real Estate Markets.”

JOHN E. ZUCCOTTI

John E. Zuccotti has served as a director of the Corporation since August 1998. A resident of New York, New York, Mr. Zuccotti has been Co-Chairman of the Corporation and Co-Chairman of the Board of Directors of the Corporation since 2002, Chairman of the Board of Directors of Brookfield Financial Properties, Inc. since 1996 and Senior Counsel, Weil, Gotshal and Manges since 1998. He is also President of the Real Estate Board of New York. Mr. Zuccotti was Deputy Chairman of the Corporation 1999-2002; President and CEO, Olympia & York Companies U.S.A. 1990-1997; Partner, Brown & Wood 1986-1990 and Tufo & Zuccotti 1978-1986; First Deputy Mayor of the City of New York 1975-1977; Chairman, New York City Planning Commission 1973-1975.

1,974	Common Shares(1)
170,000	Options

Notes:

(1)	Includes proportionate interest in shares held indirectly through Partners and BNN Investments Ltd. (see “Principal Holders of the Corporation’s Voting Shares” on page 2 of this Circular).

(2)	Mr. Wheaton is a director-elect.

COMPENSATION OF DIRECTORS

In 2004, the corporation adopted a new compensation arrangement for directors.

Directors who are resident in Canada receive their compensation in Canadian dollars, while U.S. resident directors receive their compensation in U.S. dollars. Directors of the Corporation who are not officers of the Corporation or its affiliates (the “outside directors”) are entitled to receive an annual fee of $40,000 in U.S. funds (or $55,000 in Canadian funds) (the “Annual Fee”). The Board’s lead independent director and the chairman of the Audit Committee, are also entitled to receive a supplemental annual retainer of $3,750 in U.S. funds (or $5,000 in Canadian funds) (the “Annual Retainer”).

One half of the Annual Fee payable to an outside director will be paid in Deferred Share Units of the Corporation until the number of Deferred Share Units accumulated and common shares owned by the director have an aggregate investment cost equal to five times the then current Annual Fee, thereafter he or she may elect to take all of the Annual Fee in cash or Deferred Share Units. This is equivalent to $200,000 in U.S. funds, or $275,000 in Canadian funds, based on the current Annual Fee. An outside director may elect to receive all or part of the other half of the Annual Fee in cash or Deferred Shares Units. The lead independent director and the chairman of the Audit Committee may elect to receive all or part of their supplemental Annual Retainers in cash or Deferred Shares Units.

In 2003, nine directors of the Corporation received a total of $261,763 in directors’ fees, including from subsidiaries of the Corporation. Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings.

3. AMENDMENT TO THE SHARE OPTION PLAN

On February 5, 2004, the board of directors approved, subject to shareholder and regulatory approval, an amendment to the Corporation’s Share Option Plan. The amendment, which requires shareholder approval, increases the number of common shares which may be issued under the Share Option Plan from 4,500,000 (the “Reserve”) to 9,000,000. The new number represents approximately 6% of the Corporation’s issued and outstanding common shares at March 4, 2004. As of this date, options to acquire 4,030,285 common shares remain outstanding and unexercised under the Share Option Plan and 2,445,612 share options remain outstanding and unexercised under the Reserve.

The board of directors recommends shareholders approve this resolution, as, in its opinion, the selective and prudent use of options to provide alignment of executives’ interests with shareholders’ interests is beneficial to the Corporation. The purpose of the amendment is to ensure that there remains a sufficient number of common shares reserved for issuance under the Share Option Plan to enable the Corporation to continue its current practice of granting options as an alternative to cash compensation to its employees and officers and to ratify all prior grants under the Share Option Plan.

The Plan was established by the board of directors in November of 1990. The purpose of the Share Option Plan is to advance the interests of the Corporation by (i) providing officers, employees and other eligible persons with additional incentive; (ii) encouraging stock ownership by eligible persons; (iii) increasing the proprietary interests of eligible persons in the success of the Corporation; (iv) encouraging eligible persons to remain with the Corporation or its subsidiaries; and (v) attracting new officers and employees. The Plan is administered by the board of directors in accordance with the Corporation’s compensation policies and the policies of the Toronto Stock Exchange (the “TSX”).

The TSX requires shareholder approval of the amendment to the Share Option Plan to increase the number of common shares which may be issued under the Share Option Plan. Accordingly, shareholders will be asked at the meeting to consider and, if thought advisable, to approve a resolution, the form of which is attached as Schedule “A” to this Circular, approving the amendment to the Share Option Plan (the “Plan Resolution”). The Plan Resolution must be approved by a majority of the votes cast at the meeting by holders of common shares, excluding votes attached to common shares beneficially owned by insiders to whom options have been or may be granted under the Share Option Plan, and by the associates of such insiders. To the knowledge of the Corporation, approximately 764,900 votes, being the votes attaching to common shares beneficially owned by insiders and their associates, will be excluded from the vote on the Share Option Plan Resolution.

Unless directed otherwise, on any ballot that may be called for in respect of the Share Option Plan Resolution, the management representatives designated in the enclosed form of proxy intend to vote such shares in favour of the Share Option Plan Resolution approving the amendment to the Corporation’s Share Option Plan.

4. APPOINTMENT OF AUDITORS

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”) are the principal external auditors of the Corporation. Deloitte & Touche and its predecessors have served as external auditors of the Corporation since 1978. From time to time, Deloitte & Touche also provides consulting and other non-audit services to the Corporation and its subsidiaries. In February 2004, the Audit Committee of the Corporation’s board of directors adopted a revised policy regarding the provision of non-audit services by the Corporation’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and requires Audit Committee pre-approval of permitted audit and audit-related services and specifies a number of services the provision of which is not permitted by the Corporation’s external auditors, including the use of its external auditors for financial information system design and implementation assignments.

The following table sets forth further information on the fees billed by Deloitte & Touche to the Corporation for the fiscal years ended December 31:

Service Preformed	2003	2002
Audit
The Corporation’s consolidated financial statements	$477,200	$529,100
Property level financial statements	609,800	570,200
Prospectuses	116,600	100,000
Audit-related services	9,500	9,000
Tax compliance services	340,000	460,000

Total fees	$1,553,100	$1,668,300

Audit fees include fees that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-related fees are assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

Unless directed otherwise, on any ballot that may be called for in the appointment of auditors, the management representatives designated in the enclosed form of proxy intend to vote such shares in favour of reappointing Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and authorizing the directors to fix the remuneration to be paid to the auditors.

PART THREE – EXECUTIVE COMPENSATION REPORT

The following information is provided pursuant to the executive compensation disclosure requirements contained in the Regulations to the Securities Act (Ontario).

REPORT OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

The Human Resources and Compensation Committee (the “Committee”) is comprised of four directors: Messrs. Jack Cockwell (Chair), Lance Liebman, John McCaig and Paul McFarlane. The Committee meets as required, and at least quarterly, to monitor and review management compensation policies and benefits, management succession planning and to review the overall composition and quality of the Corporation’s management resources. The Committee met on three occasions in 2003. The Committee has a specific mandate to, among other things, review and approve executive compensation. This includes an annual evaluation of the performance of the Corporation’s Chief Executive Officer, and a review of performance reports for other executive officers of the Corporation. The Committee makes recommendations to the board of directors with respect to the compensation of the executive officers, and the board of directors gives final approval on compensation matters.

Executive compensation is based on the relative role and responsibility of the executive officers as compared to other executive officers within the Corporation, as well as on the executive officer’s individual performance. This applies equally to all executive officers, including the Chief Executive Officer of the Corporation. The compensation arrangements of the Corporation are focused on rewarding performance, taking into account length of service, level of responsibility and experience of the individual. A specific objective of the Corporation is to attract and retain highly qualified and motivated individuals. Accordingly, compensation levels are monitored to ensure that they are competitive within the relevant market place.

The key components of executive officers’ compensation are base salary, short-term incentives and long-term incentives. The short and long-term incentive plans are designed to provide a significant amount of variable compensation which is linked to individual performance and increases in shareholder value.

BASE SALARIES

Base salaries of executive officers are reviewed annually and are based on individual performance, responsibility and experience to ensure that they reflect the contribution of each executive officer. The Corporation believes that base salaries for executive officers should be lower than average for the industry with compensation weighted to share performance in order to align these executive officers’ interests with shareholders.

SHORT-TERM INCENTIVES

Short-term incentives are represented by cash bonus awards. Awards are determined based on both the performance of the Corporation and the individual executive officers. The performance of the Corporation is measured by the achievement of financial and other objectives of the Corporation, also taking into consideration the performance of industry competitors and macro-economic factors, as well as the efforts and achievements of the executive team. The performance of the individual executive officer is based on the degree to which that executive officer has met specific predetermined objectives. In order to further align management objectives with those of the Corporation’s shareholders, certain senior executive officers may elect to receive all or a portion of their annual bonus awards in Deferred Share Units of the Corporation, as described below under Long-Term Incentives.

LONG-TERM INCENTIVES

Long-term incentives are intended to reward management based on increases in the value of the Corporation’s common shares. The purpose of these arrangements is to achieve a commonality of interest between shareholders and management and to motivate executives to improve the Corporation’s financial success, measured in terms of enhanced shareholder wealth over the longer term. The allocation of long-term incentives to officers is based on criteria similar to those for short-term incentives.

The Corporation’s long-term incentive plans consist of two elements:

a)	a Share Option Plan under which the Corporation grants options to employees and officers to purchase common shares at a fixed price, being the closing price of the common shares on the TSX for Canadian participants and on the New York Stock Exchange (“NYSE”) for U.S. participants, on the last trading day preceding the date of the grant. The number of options granted each year is determined based on a multiple of the officer’s base salary for that year. The options vest as to 20% at the end of each year on a cumulative basis and are exercisable over a 10-year period. Commencing in February 2003, in order to minimize any appearance of certain senior executive officers opportunistically exercising options for personal gains, the Corporation’s board of directors adopted a policy requiring the named executive officers to hold, for at least one year, common shares or Deferred Share Units of the Corporation equal to the net after-tax cash realized from the exercise of option grants, starting with options granted in 2003; and

b)	a Deferred Share Unit Plan (“DSUP”) under which certain senior executive officers may, at their option, receive all or a portion of their annual bonus awards in the form of deferred share units (“Deferred Share Units”). The annual bonus awards are converted to Deferred Share Units based on a rate set at the discretion of the Corporation’s board on the award date. The portion of the annual bonus award elected to be received in Deferred Share Units by the senior executive officer may, at the discretion of the board of directors, be increased by a factor of up to two times for purposes of calculating the number of Deferred Share Units to be allocated. A senior executive officer who holds Deferred Share Units will receive additional Deferred Share Units as dividends are paid on the common shares of the Corporation, on the same basis as if the dividends were re-invested. The Deferred Share Units vest over a five-year period and participants are only allowed to redeem them during the year following cessation of employment through retirement, resignation, termination or death, for cash or an actuarially equivalent pension annuity. The cash value of the Deferred Share Units when redeemed will be equivalent to the market value of an equivalent number of common shares of the Corporation.

CHIEF EXECUTIVE OFFICER

Mr. Richard B. Clark, the President and Chief Executive Officer of the Corporation, has been charged by the board of directors to develop and implement a business strategy focused on building shareholder value by investing in commercial property assets and pro-actively managing these assets to maximize cashflow and return on capital throughout economic cycles.

Mr. Clark’s overall compensation as an officer of the Corporation is linked largely to the performance of the Corporation as reflected by the growth in the Corporation’s earnings and operating cashflow and the translation of these attributes over time into a higher common share price.

Mr. Clark’s performance is rated each year by the board of directors in relation to the achievement of predetermined objections. These objectives in 2003 and their achievement included:

•	increasing Funds from Operations (“FFO”) per share, prior to gains, by 15% to $2.15 per share, which met the expectations of the Corporation’s business plan;

•	reporting $100 million of gains and total FFO per share of $2.78, which exceeded plan;

•	experiencing an 18% return on equity, which fell short of the Corporation’s 20% target;

•	separating the U.S. home building assets into its own publicly traded company called Brookfield Homes Corporation in accordance with the business plan;

•	shareholders benefited from an approximately 58% increase in common share price prior to factoring in the results of the spin-out of Brookfield Homes Corporation, which substantially outperformed market indices and plan;

•	completing preferred share issues for Cnd$400 million and $110 million at an average rate of 5.4% and other refinancings which lowered the company’s overall cost of capital by 20 basis points, which exceeded plan;

•	repurchasing five million common shares at an average price of $21.10, which exceeded plan;

•	sold a 49% interest in 245 Park Avenue, New York to an institutional investor for $438 million, meeting plan;

•	fulfilling the Corporation’s commitment to enter the Washington, D.C. market with the acquisition of 1625 Eye Street, meeting plan;

•	leasing 3.5 million square feet of space versus 1.3 million square feet of expiries, exceeding plan and in the process lowered the Corporation’s rollover expiries in 2005 from 8.7% to 7.2% and in 2006 from 8.2% to 4.7%; and

•	completing the 300 Madison Avenue, New York development project on time, under budget and fully leased, meeting plan.

Objectives which were not fully achieved in 2003 were as follows:

•	although occupancy levels in the Corporation’s primary markets of New York, Toronto, Boston and Calgary improved by 10 basis points during 2003, overall portfolio occupancy actually decreased by 140 basis points during the same period due to the continuation of challenging leasing environments in the Denver and Minneapolis central business districts. Adjustments to the Corporation’s management teams in these markets have been made to position the Corporation for better operating results going forward.

Mr. Clark received a salary of $500,000 during 2003, compared to $400,000 in 2002. In addition, taking into account Mr. Clark’s accomplishments as described above, the Human Resources and Compensation Committee, at its meeting in February 2004, awarded Mr. Clark 8,498 units in the Corporation’s Deferred Share Unit Plan, 275,000 share options and a cash bonus of $250,000. As a result, the majority of Mr. Clark’s variable compensation was linked to the future performance of the Corporation.

Signed by the members of the Human Resources and Compensation Committee,

Jack Cockwell, Chairman	Lance Liebman	John McCaig	Paul McFarlane

PERFORMANCE GRAPH

The following shows the cumulative total S&P/TSX shareholder return (assuming re-investment of dividends) over the last five fiscal years, in comparison with the S&P/TSX Composite Index and the S&P/TSX Canadian Real Estate Index. The Composite Index reflects the cumulative return of the TSX Canadian Real Estate Index, including dividend re-investment.

Five-Year Cumulative Total Return on $100 Investment
Assuming Dividends Are Reinvested
December 31, 1998 – December 31, 2003

	December 31
	1998	1999	2000	2001	2002	2003
Brookfield Properties Corporation	100.0	79	152	163	191	269
S&P/TSX Canadian Real Estate Index	100.0	84	97	112	111	166
S&P/TSX Composite Index	100.0	132	141	124	108	137

SUMMARY COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table sets out the compensation paid to the Corporation’s Chief Executive Officer, Chief Financial Officer and other named executive officers.

		Annual Compensation				Long-term Compensation Awards
		Salary	Bonus	Other		Share Options		Deferred Share
		Paid	Paid	Compensation		Granted		Units Issued(2)
Name and Principal Position	Year	($)	($)	($)		(#)		Value ($)	(#)
Richard B. Clark (US $)	2003	500,000	250,000	129,000	(1)	275,000	(2)	250,000	8,498
President and CEO	2002	400,000	94,230	298,500	(1)	75,000		400,000	21,932
of the Corporation	2001	400,000	—	—		175,000		800,000	45,877
Craig J. Laurie (US$)	2003	175,000	37,500	20,000	(4)	37,000	(2)	75,000	2,549
Senior Vice President and	2002	—	—	—		—		—	—
Chief Financial Officer(3)	2001	—	—	—		—		—	—
John E. Zuccotti (US$)	2003	500,000	1,200,000	—		20,000	(2)	—	—
Co-Chairman of	2002	500,000	505,000	195,000	(1)	20,000		—	—
the Corporation	2001	500,000	500,000	—		20,000		—	—
Dennis H. Friedrich (US$)	2003	325,000	164,000	—		133,141	(2)	325,000	11,047
President and COO,	2002	300,000	—	135,000	(1)	75,000		300,000	16,449
US Commercial Operations	2001	240,000	320,000	—		45,000		—	—
Thomas F. Farley (Cdn$)	2003	250,000	126,618	79,711	(1)	80,000	(2)	200,000	5,089
President and COO,	2002	217,500	77,256	155,734	(1)	19,454		—	—
Cdn Commercial Operations	2001	210,000	67,544	—		18,305		—	—

Notes:

(1)	Includes cash payments of US$1.50 (Cdn$2.36) per option held at December 31, 2002 to adjust for the impact of the spin-off of Brookfield Homes Corporation.

(2)	The Share Option and Deferred Share Unit awards shown for 2003 were granted on February 5, 2004. The options and units are exercisable at a price of US$29.42 (Cdn$39.30).

(3)	Craig J. Laurie was appointed as Senior Vice President and Chief Financial Officer on October 28, 2003

(4)	Moving allowance allocated to Craig J. Laurie to compensate for expenses incurred in relocating to New York City.

SHARE OPTIONS

OPTION REPRICING PURSUANT TO DISTRIBUTION OF BROOKFIELD HOMES CORPORATION

In recognition of the capital reduction due to the distribution of Brookfield Homes Corporation to shareholders, the TSX permitted the options, issued at the time of the distribution, to have their strike price reduced to reflect this event. The reduction was equal to the weighted average reduction in market value of the shares of the Corporation for 10 days subsequent to the record date for the distribution. This resulted in a reduction of US$1.00 or Cdn$1.58 to the strike price of options held at the time of the distribution. The impact on the options held by the named executive officers is as follows:

			Market Price of		Weighted
		Securities	Securities Prior	Weighted Average	Average New	Length of
		Under Option	to Event	Exercise Price	Exercise Price	Original Option
Name	Date	(#)	($/Security)	($/Security)	($/Security)	Term Remaining
Richard B. Clark (US$)	Jan. 7, 2003	430,000	18.23	14.19	13.19	3 to 9 years
John E. Zuccotti (US$)	Jan. 7, 2003	130,000	18.23	14.81	13.81	3 to 9 years
Dennis H. Friedrich (US$)	Jan. 7, 2003	90,000	18.23	17.11	16.11	3 to 9 years
Thomas F. Farley (Cdn$)	Jan. 7, 2003	84,940	28.52	22.90	21.32	3 to 9 years

OPTIONS GRANTED ON FEBRUARY 5, 2004

Options are granted each year at the discretion of the Corporation’s board of directors to officers of the Corporation to purchase common shares of the Corporation under the terms of the Share Option Plan. The following table shows the most recent grant of options to purchase common shares to named executive officers, granted on February 5, 2004.

	Common			Market Value of
	Share	% of Total Options		Securities Underlying
	Options	Granted to Employees	Exercise Price	Options on the Date of
	Granted	of the	per Option	Grant
Named Executive Officer	(#)	Corporation for 2003	($)	($/Security)	Expiration Date
Richard B. Clark (US$)	275,000	28%	$29.42	$29.42	December 31, 2013
Craig J. Laurie (US$)	37,000	4%	$29.42	$29.42	December 31, 2013
John E. Zuccotti (US$)	20,000	2%	$29.42	$29.42	December 31, 2013
Dennis H. Friedrich (US$)	133,141	14%	$29.42	$29.42	December 31, 2013
Thomas F. Farley (Cdn$)	80,000	8%	$39.30	$39.30	December 31, 2013

AGGREGATE OPTIONS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND OPTION VALUES AT FEBRUARY 5, 2004

The following table sets forth options exercised during the fiscal year ended December 31, 2003 and the number and value of the unexercised options at February 5, 2004 for the named executive officers.

					In-the-Money Value of
	Securities	Aggregate	Unexercised Options at		Unexercised Options(1) at
	Acquired	Value	February 5, 2004		February 5, 2004
	on Exercise	Realized	(#)		($)
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Richard B. Clark (US$)	147,682 (2)	3,899,396	300,000	480,000	5,131,500	2,676,375
Craig J. Laurie (US$)	—	—	—	37,000	—	—
John E. Zuccotti (US$)	100,000 (2)	2,180,817	90,000	80,000	1,448,400	801,850
Dennis H. Friedrich (US$)	—	—	60,000	238,141	770,220	1,256,130
Thomas F. Farley (Cdn$)	36,777	570,782	28,142	119,475	425,749	540,749

Notes:

(1)	“In-the-Money” means the market value of the common shares under option exceed the exercise price of the options prior to related income taxes. The closing price of the Corporation’s common shares on February 5, 2004 on the NYSE was US$29.42 per share and on the TSX was Cdn$39.30.

(2)	A portion acquired through the exercise of partnership units in Brookfield Financial Properties, L.P.

DEFERRED SHARE UNIT PLAN

Deferred share units may be granted each year at the discretion of the Corporation’s board of directors to certain senior executives in lieu of all or part of their annual cash bonus awards as described above under “Report of the Human Resources and Compensation Committee – Long-Term Incentives.” on page 10 of this Circular.

The number of units owned by the named executive officers and the value of the Deferred Share Units as of February 5, 2004 were as follows:

	Units Allocated				Value of Units
	as of		Units Owned in		as of
	February 5, 2004		Deferred Share Unit Plan		February 5, 2004
Name	(#)	($)	Vested (#)	Unvested (#)	Vested ($)	Unvested ($)
Richard B. Clark (US$)	8,498	250,000	84,255	76,990	2,478,779	2,265,041
Craig J. Laurie (US$)	2,549	75,000	—	2,549	—	75,000
Dennis H. Friedrich (US$)	11,047	325,000	3,645	24,206	107,228	712,148
Thomas F. Farley (Cdn$)	5,089	200,000	—	5,089	—	200,000

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

In response to changing U.S. guidelines on executive loans, the board of directors discontinued granting any further executive loans under the Corporation’s Share Purchase Plan. At March 4, 2004, the aggregate indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) to the Corporation or its subsidiaries of all officers, directors, proposed directors and employees and former officers, directors and employees of the Corporation and its subsidiaries made in connection with the purchase of common shares of the Corporation, publicly traded securities of subsidiary and associated companies, or securities of Partners (See “Principal Holders of Voting Securities” on page 2 of this Circular) (“Designated Shares”) was $5,001,241. No additional loans have been extended subsequent to July 30, 2002 to directors, executives or senior officers of the Corporation.

At March 4, 2004, Mr. Richard Clark, President and CEO of the Corporation, had an outstanding loan from the Corporation of $537,482. The largest amount outstanding of such loan during 12 months ended December 31, 2003 was $2,754,946. Designated Shares are held as security for the loan.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

At March 4, 2004, there were no loans to officers, directors and employees and former officers, directors and employees of the Corporation or its subsidiaries, for purposes other than in connection with purchases of securities of the Corporation or subsidiaries of the Corporation (other than “routine indebtedness” under applicable Canadian securities laws). No loans have been made to officers, directors or employees for any purpose in 2003.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains directors and officers insurance with an annual policy limit of Cdn$50,000,000 subject to a corporate deductible of Cdn$250,000 (Cdn$500,000 for certain of the Corporation’s U.S. subsidiaries) per loss at a cost of $360,492 for 2004. Under this insurance coverage, the Corporation and certain of its associated companies is reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Corporation. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As of March 4, 2004, no director, senior officer or associate of a director or senior officer nor, to the knowledge of the directors or senior officers of the Corporation after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of the Corporation or its affiliates nor do any such persons have a material interest, direct or indirect, in any proposed transaction of the Corporation or its affiliates.

At December 31, 2003, Brookfield had approximately $562 million of unsecured indebtedness outstanding to Brascan and its affiliates. During 2003, borrowings in the normal course from these related parties totaled $351 million and repayments totaled $290 million.

PART FOUR – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

CORPORATE GOVERNANCE

Corporate governance relates to the activities of the board of directors who are elected by and are accountable to the shareholders, and takes into account the role of management who are appointed by the board of directors and who are charged with the ongoing management of the Corporation. The board of directors of Brookfield encourages sound corporate governance practices designed to promote the well being and ongoing development of the Corporation, having always as its ultimate objective the best long-term interests of the Corporation and the enhancement of value for all shareholders.

In January 2004, the Corporation undertook a review of its corporate governance practices. As a result of this review, the board of directors revised the composition of its committees, appointed a new lead independent director and adopted new charters for the board of directors and each of the Corporation’s standing committees. These charters are in compliance with the New York Stock Exchange rules on corporate governance (the “NYSE Rules”), the provisions of the Sarbanes-Oxley

Act of 2002 and Canadian securities laws. As set out under “Principal Holders of Voting Shares,” on page 2 of this Circular, Brascan owns approximately 50% of the Corporation’s common shares and 97% of the Corporation’s Limited Class A redeemable voting preferred shares. As such, the Corporation is a controlled company as defined by the NYSE Rules and has chosen to rely on the NYSE Rules “controlled companies exemption” with respect to certain independence requirements. As set out in greater detail on page 17 of this Circular under “Composition of the Board and Representation of Shareholders’ Interests”, upon the election of Mr. William Wheaton to the board of directors, six of the Corporation’s twelve directors will be independent of management and Brascan. Brascan will have three representatives on the board and the remaining three will be members of management. The board believes this is an appropriate mix of directors and that the involvement of Brascan on the Corporation’s board and board committees and of management on the Corporation’s board promotes effective oversight of the business plan and assessing management’s performance on an ongoing basis. The Governance and Nominating Committee and the Human Resource and Compensation Committee are comprised of a majority of independent directors and each has one Brascan representative. The Audit Committee is comprised solely of independent directors.

The Corporation also continues to be subject to the TSX guidelines and the board of directors believes that its policies and practices are in compliance with those guidelines as described below.

BOARD OF DIRECTORS

MANDATE OF THE BOARD OF DIRECTORS

Brookfield’s board of directors oversees the management of the Corporation’s business and affairs which is conducted by its officers and employees under the direction of the Chief Executive Officer. In doing so, the board of directors acts at all times with a view to the best interests of the Corporation. The board of directors endeavors to ensure that shareholder value is enhanced on a sustainable basis and in a manner that recognizes the interests of other stakeholders in the Corporation including its employees, suppliers, customers and the communities in which it operates.

In fulfilling its responsibilities, the board of directors, both directly and through its various committees, is responsible for:

STRATEGIC PLANNING

•	overseeing the strategic planning process including, on an annual basis, reviewing and approving the business plan for the Corporation and monitoring performance of the Corporation under the plan;

•	overseeing the financial and business strategies and objectives included within the business plan;

APPOINTING AND MONITORING SENIOR MANAGEMENT

•	developing a position description for the Chief Executive Officer including the corporate objectives that the Chief Executive Officer is responsible for meeting;

•	overseeing the selection, evaluation and compensation of the Chief Executive Officer:

•	overseeing the selection, evaluation and compensation of other senior management;

•	monitoring succession planning of the Chief Executive Officer and other members of senior management;

•	to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other members of senior management;

RISK ASSESSMENT AND MANAGEMENT

•	assessing the major risks facing the Corporation and its businesses and reviewing, approving, monitoring and overseeing the implementation of appropriate systems to manage those risks;

PUBLIC DISCLOSURE AND FINANCIAL REPORTING

•	overseeing the Corporation’s public disclosure and financial reporting, reviewing and monitoring the Corporation’s management information systems and disclosure controls and procedures, its internal controls and procedures for financial reporting and compliance with the Corporation’s code of business conduct and ethics (the “Code of Business Conduct and Ethics”) to ensure that the Corporation maintains its integrity and accountability;

CORPORATE GOVERNANCE

•	ensuring an appropriate system of corporate governance is in place so the board of directors and management can operate effectively, in the best interests of the Corporation;

•	confirming that processes are in place for the Corporation and its businesses to address and comply with applicable legal, regulatory, corporate, securities and other compliance matters;

•	overseeing the creation of a culture of integrity throughout the organization;

APPROVAL OF CERTAIN MATTERS

•	approving all material transactions of the Corporation;

•	approving all significant transactions involving related parties to the Corporation; and

•	approving matters which under corporate law may not be delegated by the board of directors including, among others, the issuance of securities of the Corporation, the declaration of dividends, the repurchase or redemption of shares of the Corporation and the adoption, repeal or amendment of the by-laws of the Corporation.

COMPOSITION OF THE BOARD AND REPRESENTATION OF SHAREHOLDERS’ INTERESTS

The board of directors will consist of twelve members, as follows:

•	Six independent directors: Messrs. William Cahill, Lance Liebman, John McCaig, Paul McFarlane, Allan Olson and, upon his election, William Wheaton;

•	Three Brascan directors: Messrs. Jack Cockwell, Bruce Flatt and Sam Pollock; and

•	Three management representatives: Messrs. Gordon Arnell, Chairman, John Zuccotti, Co-Chairman; and Richard Clark, President and Chief Executive Officer.

In addition, the board has appointed Mr. John McCaig as the lead independent director.

The board of directors, with the assistance of the Governance and Nominating Committee, determines whether each director is an independent director. In making these determinations, the board of directors examines each individual director’s circumstances and his or her relationship to the Corporation and its affiliates and evaluates if he or she meets the definition of an independent director as defined by NYSE Rules.

The board of directors considers that its current size and composition is appropriate given the diversity of the Corporation’s operations and the need for a variety of experience and backgrounds. The board of directors believes that a combination of independent directors, directors related to Brascan and directors drawn from management leads to a constructive exchange in board deliberations resulting in objective, well-balanced and informed discussion and decision making.

ORIENTATION AND CONTINUING EDUCATION

The Chief Financial Officer and the Secretary of the Corporation, under the oversight of the Governance and Nominating Committee, are responsible for providing orientation and continuing education programs for new directors. Generally, new directors are provided with materials describing the Corporation’s business and governance policy and procedures and they also meet individually with the Chief Executive Officer and the Chairman to learn about the Corporation and its operations.

BOARD MEETINGS

Each director is expected to attend all meetings of the board of directors and any committee of which he or she is a member. A director who is unable to attend a meeting in person may participate by telephone or teleconference. The board of directors may also take action from time to time by unanimous written consent.

The board of directors meets at least once in each quarter, with additional meetings held when required. The board of directors met nine times in 2003. There are four regular meetings and one planning meeting scheduled for 2004. In addition, the independent directors meet separately from management directors and directors related to Brascan at the end of each regularly scheduled board meeting and whenever otherwise appropriate. These meetings are conducted under the direction of the lead independent director.

Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by the Corporation. Additional meetings may be called by the Chairman, the Chief Executive Officer or any two directors on proper notice.

During 2003, the Corporation’s board of directors held five regular meetings (including a planning meeting) and four special meetings. The following is a record of director’s attendance at these meetings.

	Regularly Scheduled Meetings	Special Meetings
Director	Attended in 2003	Attended in 2003
Gordon E. Arnell	5 of 5	4 of 4
William T. Cahill	5 of 5	3 of 4
Richard B. Clark	5 of 5	4 of 4
Jack L. Cockwell	5 of 5	3 of 4
J. Bruce Flatt	5 of 5	2 of 4
Lance Liebman	5 of 5	4 of 4
John R. McCaig	4 of 5	3 of 4
Paul D. McFarlane	5 of 5	4 of 4
Allan S. Olson	5 of 5	2 of 4
Sam Pollock	5 of 5	3 of 4
John E. Zuccotti	3 of 5	1 of 4

The Chairman is primarily responsible for the agenda. Prior to each board meeting, the Chairman discusses agenda items for the meeting with the Chief Executive Officer, other members of senior management and other members of the board of directors. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any board meeting raise subjects that are not on the agenda for that meeting.

In advance of each board and committee meeting, members receive the proposed agenda and other materials important to the directors’ understanding of the matters considered. Directors are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in such meetings.

COMMITTEES OF THE BOARD

Brookfield believes that board committees assist in the effective functioning of the board of directors and that the appropriate composition of board committees should enable the views of independent directors to be effectively expressed.

The board of directors of Brookfield has three standing committees: the Audit Committee, the Human Resources and Compensation Committee, and the Governance and Nominating Committee. Special committees may be formed from time to time as required to review particular matters or transactions. While the board of directors retains overall responsibility for corporate governance matters, the Audit, Human Resources and Compensation, and Governance and Nominating Committees have specific responsibilities for certain aspects of corporate governance as described below.

As part of the review of its corporate governance practices, the Corporation has reformulated each of its standing committees so that the Audit Committee is comprised solely of independent directors and each of the Human Resources and Compensation Committee and the Governance and Nominating Committee are comprised of a majority of independent members and one member related to Brascan. The members of each committee are selected by the board of directors on the recommendation of the Governance and Nominating Committee.

The following is a brief description of the charters of each committee, its composition and the meetings held during the past year. The full text of each committee’s charter is available on Brookfield’s Web site, www.brookfieldproperties.com.

AUDIT COMMITTEE

The Audit Committee is comprised of three directors, all of whom are independent directors: Messrs. Allan Olson (Chairman), William Cahill and Paul McFarlane. In addition to being independent directors as described above, all members of the Corporation’s Audit Committee must meet an additional “independence” test under the Sarbanes-Oxley Act, in that their director’s fees are the only compensation they, or their firms, receive from the Corporation and that they are not affiliated with the Corporation. Each member of the audit committee is financially literate and Mr. Allan Olson is considered to be a financial expert as that term is defined under the NYSE Rules.

The Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation’s external auditors. The committee is also responsible for reviewing the Corporation’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations and review of related operations prior to their approval by the full board of directors.

The Audit Committee met three times in 2003 (including meeting with the Corporation’s auditors and independent of management twice). There are four Audit Committee meetings scheduled for 2004. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by the Corporation. The charter for the Audit Committee is reviewed annually by the Audit Committee, Governance and Nominating Committee and the board of directors.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

The Human Resources and Compensation Committee is comprised of four directors: Messrs. Jack Cockwell (Chairman), Lance Liebman, John McCaig and Paul McFarlane. Mr. Jack Cockwell is related to Brascan and Messrs. Lance Liebman, John McCaig and Paul McFarlane are independent directors. The committee is responsible for reviewing and reporting to the board of directors on human resource planning, including senior management appointments, succession planning, the levels and form of executive compensation in general, and the specific compensation of senior executives. The committee also reviews the position descriptions and annual objectives of the Corporation’s Chief Executive Officer and his or her performance in relation to these objectives, and reports to the board of directors.

The Human Resources and Compensation Committee met three times in 2003. There are four Human Resources and Compensation Committee meetings scheduled for 2004. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by the Corporation. The charter for the Human Resources and Compensation Committee is reviewed annually by the Governance and Nominating Committee and the board of directors.

GOVERNANCE AND NOMINATING COMMITTEE

The Governance and Nominating Committee is comprised of four directors: Messrs. Lance Liebman (Chairman), John McCaig, Allan Olson and Sam Pollock. Mr. Sam Pollock is related to Brascan and Messrs. Lance Liebman, John McCaig and Allan Olson are independent directors. It is the responsibility of the Governance and Nominating Committee, in consultation with the Chairman, to periodically assess the size and composition of the board of directors and its committees, to assess the effectiveness of the performance of the board of directors and its directors, to review the Corporation’s Code of Business Conduct and Ethics and its Corporate Governance Guidelines, to monitor its relations with management, and to review and recommend directors’ compensation.

The Governance and Nominating Committee met four times in 2003. There are four Governance and Nominating Committee meetings scheduled for 2004. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by the Corporation. The charter for the Governance and Nominating Committee is reviewed annually by the Governance and Nominating Committee and the board of directors.

MANAGEMENT

MANAGEMENT’S ROLE

The primary responsibility of management is to safeguard the Corporation’s assets and to create wealth for shareholders. When performance is found to be inadequate, the board of directors has the responsibility to bring about appropriate change.

Brookfield’s corporate governance practices are designed to encourage autonomy and effective decision making on the part of management, while ensuring appropriate oversight through its board of directors and its committees.

MANAGEMENT’S RELATIONSHIP TO THE BOARD OF DIRECTORS

Senior management of the Corporation, primarily through the Chief Executive Officer, reports to and is accountable to the board of directors. At its meetings, the board of directors regularly engages in private sessions with the Corporation’s Chairman and the Chief Executive Officer without other members of senior management present. The board of directors also meets at each meeting independently of any members of management.

Business plans are developed to ensure the compatibility of shareholder, board and management views on the Corporation’s strategic direction, performance targets and utilization of shareholders’ equity. A special meeting of Brookfield’s board is held each year to review the strategic initiatives and the business plan submitted by senior management. The board of director’s approval of the annual business plan provides a mandate for senior management to conduct the affairs of the Corporation knowing it has the necessary board support. Material deviations from the plan are reported to and considered by the board of directors.

BOARD OF DIRECTORS ACCESS TO MANAGEMENT

Information provided by management to directors is critical to their effectiveness. In addition to the reports presented to the board of directors at its regular and special meetings, the board of directors is kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing the Corporation’s business plan. The directors periodically assess the quality, completeness and timeliness of information provided by management to the board of directors. Directors also have the opportunity to meet with senior management and to participate in work sessions to obtain further insight into the operations of the Corporation.

BOARD OF DIRECTORS ACCESS TO OUTSIDE ADVISORS

The board of directors and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation and have the authority to determine the advisors’ fees and other retention terms. Any director may, subject to the approval of the Chairman, retain an outside advisor at the expense of the Corporation.

MANAGEMENT PERFORMANCE REVIEW AND REWARDS

The Human Resources and Compensation Committee annually reviews the position description of the Chief Executive Officer and establishes objectives against which his or her performance is reviewed, with his or her compensation or level being assessed against these pre-agreed objectives. Similar reviews and assessments are undertaken by the Chief Executive Officer of the position descriptions of other members of senior management in consultation with the Human Resources and Compensation Committee.

MANAGEMENT SUCCESSION

The board of directors in consultation with the Human Resources and Compensation Committee maintains a succession plan for the Chief Executive Officer and other members of senior management. The objective of the plan is to ensure the orderly succession of senior management, including providing for any required recruiting, training and development.

COMMUNICATION AND DISCLOSURE POLICIES

The Corporation has adopted a Disclosure and Insider Trading Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. This Disclosure and Insider Trading Policy is reviewed annually by the board of directors and is available on the Corporation’s Web site, www.brookfieldproperties.com.

The Corporation endeavors to keep its shareholders informed of its progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases. It also maintains a Web site that provides summary information about the Corporation and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with the Corporation’s shareholders at the annual meeting and are available to respond to questions at that time.

The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the Corporation’s financial results. The Corporation also endeavors to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with the Corporation’s designated spokespersons.

CODE OF BUSINESS CONDUCT AND ETHICS

The board of directors expects all directors, officers and employees of the Corporation to conduct themselves in accordance with the highest ethical standards and to adhere to the Corporation’s Code of Business Conduct and Ethics (which is available on the Corporation’s Web site, www.brookfieldproperties.com). Any waiver of the Code of Business Conduct and Ethics for officers and directors may only be made by the board of directors or the Governance and Nominating Committee and will be disclosed by the Corporation to the extent required by law, regulation or stock exchange requirement.

PART FIVE – OTHER INFORMATION

SHAREHOLDER PROPOSALS

The Canada Business Corporations Act permits eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2005 is January 29, 2005.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Corporation will provide any person or Corporation, upon request to the Secretary of the Corporation, with a copy of:

(a)	the most recent annual information form of the Corporation, together with a copy of any document or the pertinent pages of any document incorporated therein by reference;

(b)	the comparative financial statements of the Corporation for the fiscal year ended December 31, 2003, together with the report of the auditors thereon;

(c)	the most recent annual report of the Corporation, which includes management’s discussion and analysis of financial conditions and results of operations;

(d)	the interim financial statements of the Corporation for the periods subsequent to the end of its fiscal year; and

(e)	the management proxy circular of the Corporation dated March 4, 2004, in connection with the annual and special meeting of shareholders.

OTHER BUSINESS

The Corporation knows of no matter to come before the meeting other than the matters referred to in the accompanying Notice of Meeting.

DIRECTORS’ APPROVAL

The contents and sending of this Circular have been approved by the directors of the Corporation.

Kathleen G. Kane
Senior Vice President and
General Counsel and Secretary

Toronto, Canada
March 4, 2004

SCHEDULE A

RESOLUTION RELATING TO AN AMENDMENT TO THE SHARE OPTION PLAN

RESOLVED THAT:

1.	Section 1.4(a) of the Share Option Plan of the Corporation is hereby amended to increase the number of common shares which may be issued under the Share Option Plan from 4,500,000 to 9,000,000; and

2.	Any director or officer of the Corporation is hereby authorized for and in the name of and on behalf of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered, all such documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary or desirable to carry out the intent of this resolution.